UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Molecular Templates, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

608550 109
(CUSIP Number)

Takeda Pharmaceutical Company Limited
12-10, Nihonbashi 2-Chome, Chuo-ku, Tokyo 103-8668, Japan
Attn: Yoshihiro Nakagawa
Tel: +81 3 3278-2111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 2,314,659 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 2,314,659 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 2,314,659 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON* CO

(1) The percentage ownership is based on 56,142,400 shares of Common Stock outstanding as of August 9, 2021, as reported by Molecular Templates, Inc. in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2021.

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Millennium Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 2,314,659 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 2,314,659 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 2,314,659 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON* CO

(1) The percentage ownership is based on 56,142,400 shares of Common Stock outstanding as of August 9, 2021, as reported by Molecular Templates, Inc. in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2021.

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda Pharmaceuticals U.S.A., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 2,314,659 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 2,314,659 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 2,314,659 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON* CO

(1) The percentage ownership is based on 56,142,400 shares of Common Stock outstanding as of August 9, 2021, as reported by Molecular Templates, Inc. in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2021.

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda Pharmaceuticals International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 2,314,659 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 2,314,659 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 2,314,659 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON* CO

(1) The percentage ownership is based on 56,142,400 shares of Common Stock outstanding as of August 9, 2021, as reported by Molecular Templates, Inc. in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2021.

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda Pharma A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 608550 109

1	NAME OF REPORTING PERSON: Takeda Europe Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
Amendment No. 1

Molecular Templates, Inc.

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Molecular Templates, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9301 Amberglen Blvd, Suite 100, Austin, Texas 78729, and amends the Schedule 13D filed with the SEC on August 10, 2017 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.
This Amendment No. 1 amends Item 2, Item 5 and Item 7 as set forth below. As a result of the transactions described herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is supplementally amended as follows:

Since the filing of the Original Schedule 13D Takeda effected certain organizational restructurings, including the liquidation of Takeda Europe, which was completed on January 19, 2019 and the voluntary liquidation of Takeda A/S, which was initiated on February 19, 2019, but not yet complete. Takeda continues to be the indirect parent company of Millennium and Millennium remains a wholly-owned direct subsidiary of Takeda USA. Currently, Takeda owns 72.70% of Takeda USA, and Takeda International owns 27.30% of Takeda USA. Takeda owns 100% of Takeda International. Because of the relationship of Millennium to each of Takeda USA, Takeda International, and Takeda, each Reporting Person (other than Takeda Denmark, Takeda A/S and Takeda Europe) may be deemed to beneficially own the shares of Common Stock described herein. Takeda Denmark, Takeda A/S and Takeda Europe no longer beneficially own any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.
Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:
The percentages used in this Item and in the rest of the Schedule 13D are calculated based on 56,142,400 shares of Common Stock outstanding as of August 9, 2021, as reported by Molecular Templates, Inc. in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2021.
(a)-(b)— The information contained on the cover pages to this Amendment No. 1 and the information set forth or incorporated in Item 2 hereof are incorporated herein by reference.

As of September 14, 2021, each Reporting Person (other than Takeda Denmark, Takeda A/S and Takeda Europe) may be deemed to beneficially own 2,314,659 shares of Common Stock, representing approximately 4.1% of the shares of Common Stock outstanding.

(c)The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated on Exhibit 7 attached hereto, and such transactions are the only transactions effected with respect to the Common Stock during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)Not applicable.

(e)As a result of the transactions described herein, on August 24, 2021 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.    Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplementally amended as follows:

Exhibit 7 — Transactions in the Common Stock effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Yoshihiro Nakagawa
Name: Yoshihiro Nakagawa
Title: Corporate Officer, Global General Counsel

MILLENNIUM PHARMACEUTICALS, INC.

By:	/s/ Paul Sundberg
Name: Paul Sundberg
Title: Assistant Secretary

TAKEDA PHARMACEUTICALS U.S.A., INC.

By:	/s/ Paul Sundberg
Name: Paul Sundberg
Title: Assistant Secretary

TAKEDA PHARMACEUTICALS INTERNATIONAL AG

By:	/s/ Barbara Lenzlinger
Name: Barbara Lenzlinger
Title: Managing Officer

By:	/s/ Hugo Bert Antoine Marie Souren
Name: Hugo Bert Antoine Marie Souren
Title: ppa. Authorized Signatory

TAKEDA PHARMA A/S

By:	/s/ Christian Ramskov
Name: Christian Ramskov
Title: Head of Finance

By:	/s/ Duarte Marchand
Name: Duarte Marchand
Title: Head of Nordics

TAKEDA A/S IN LIQUIDATION

By:	/s/ Ole Nørgaard
Name: Ole Nørgaard
Title: Liquidator

By:	/s/ Troels Tuxen
Name: Troels Tuxen
Title: Liquidator

Exhibit 7

The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares. All such transactions were sales of Common Stock effected in the open market, as noted in the table below.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE($)
Sale of Common Stock	2021.08.18	2,133	$7.00
Sale of Common Stock	2021.08.23	93,818	$6.66
Sale of Common Stock	2021.08.24	62,350	$6.53
Sale of Common Stock	2021.08.25	85,533	$6.52
Sale of Common Stock	2021.08.26	38,047	$6.50
Sale of Common Stock	2021.08.26	17,000	$6.51
Sale of Common Stock	2021.08.27	77,100	$6.50
Sale of Common Stock	2021.08.30	37,836	$6.65
Sale of Common Stock	2021.08.31	23,916	$6.53
Sale of Common Stock	2021.09.01	18,140	$6.53
Sale of Common Stock	2021.09.02	86,459	$6.50
Sale of Common Stock	2021.09.03	8,797	$6.50
Sale of Common Stock	2021.09.07	15,824	$6.53
Sale of Common Stock	2021.09.10	4,764	$6.24
Sale of Common Stock	2021.09.13	36,617	$6.11